Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 12, 2020

Registration No. 333-224367

United Community Banks, Inc.

$100,000,000

5.000% Fixed-to-Floating Rate Senior Notes due 2030

Pricing Term Sheet

Issuer:	United Community Banks, Inc. (the "Company")

Security:	5.000% Fixed-to-Floating Rate Senior Notes due 2030 (the "Notes")

Aggregate Principal Amount:	$100,000,000

Expected Rating:	BBB + by Kroll Bond Rating Agency, LLC

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
Trade Date:	June 12, 2020

Settlement Date:	June 17, 2020 (T + 3)

Maturity Date:	June 15, 2030, if not previously redeemed

Coupon:	From and including the Settlement Date to, but excluding June 15, 2025, we will pay interest on the Notes semi-annually in arrears on each June 15 and December 15 at a fixed annual interest rate equal to 5.000%. From and including June 15, 2025 to, but excluding, the Maturity Date or earlier redemption date, the Notes will bear interest at a floating rate per annum equal to a benchmark rate (which is expected to be Three-Month Term SOFR (as defined in the prospectus supplement under the caption “Description of the Senior Notes – Interest”)), plus a spread of 487 basis points, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: June 15 and December 15 of each year, commencing on December 15, 2020. The last Interest Payment Date for the fixed rate period will be June 15, 2025.

Floating rate period: March 15, June 15, September 15, and December 15 of each year. The first Interest Payment Date for the floating rate period will be September 15, 2025.

Record Dates:	The 15th calendar day immediately preceding the applicable Interest Payment Date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Notes are redeemable, in whole or in part, at the Company’s option on any interest payment date on or after June 15, 2025. The redemption price will be equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to but excluding the redemption date. We will provide 30 to 60 calendar days’ notice of the redemption to the registered holders of the Notes. The Notes are not otherwise redeemable prior to maturity.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes. Such general corporate purposes may include, without limitation, repayment of our existing indebtedness; funding our capital expenditures, operating expenses and working capital needs; and implementing growth strategies, including opportunistic strategic acquisitions and payment of the cash consideration in the merger with Three Shores Bancorporation, Inc.

Price to Public:	100.00%

Underwriters' Discount:	1.00% of the principal amount of the Notes

Proceeds to Issuer (after underwriters' discount, but before expenses):	$99,000,000

CUSIP/ISIN:	90985FAH9 / US90985FAH91

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc.

Morgan Stanley & Co. LLC

*Note: We expect that delivery of the Notes will be made against payment therefor on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes prior to their date of delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the "Preliminary Prospectus Supplement") with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling U.S. Bancorp Investments, Inc. at 877-558-2607 and Morgan Stanley & Co. LLC at 212-761-6691.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.